

Mail Stop 7010

February 26, 2008

via U.S. mail and facsimile

William P. Horigan
Chief Executive Officer and Chairman of the Board
Human Pheromone Sciences, Inc.
84 W Santa Clara Street, Suite 720
San Jose, California 95113

> **RE: Human Pheromone Sciences, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed March 29, 2007**
> **Forms 10-QSB for the Fiscal Quarters Ended March 31, 2007, June 30, 2007**
> **and September 30, 2007**
> **File No. 0-23544**

Dear Mr. Horigan:

We have reviewed your response letter dated February 15, 2008 and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

1. Summary of Significant Accounting Policies, 21

Revenue Recognition, page 22

1. We note your response to comment 1 in our letter dated January 24, 2008. Specifically, we note that you believe you have estimated the fair value of the three identified elements in the PPC contract using objective and reliable evidence and/or the residual method. Based on your explanations of how you estimated the fair value of the technical services/proprietary information and right of first discussion elements, it remains unclear to us how both of the fair value estimates are based on objective and reliable evidence. Paragraph 16 of EITF 00-21 states:

> Contractually stated prices for individual products and/or services in an arrangement with multiple deliverables should *not* be presumed to be representative of fair value. The best evidence of fair value is the price of a deliverable when it is regularly sold on a standalone basis. Fair value evidence often consists of entity-specific or vendor-specific objective evidence (VSOE) of fair value. As discussed in paragraph 10 of SOP 97-2, VSOE of fair value is limited to (a) the price charged for a deliverable when it is sold separately or (b), for a deliverable not yet being sold separately, the price established by management having the relevant authority (it must be probable that the price, once established, will not change before the separate introduction of the deliverable into the marketplace). The use of VSOE of fair value is preferable in all circumstances in which it is available. Third-party evidence of fair value (for example, prices of the vendor's or any competitor's largely interchangeable products or services in sales to similarly situated customers) is acceptable if VSOE of fair value is not available.

For the technical services/proprietary information element, it appears from your letters that fair value is based on your estimate of the time and direct costs you will incur to provide this service to PPC plus a profit amount. As noted above, objective and reliable evidence does not include your cost to provide a service, the prices stated in the contract, or the time or effort expended to provide the service. Further, based on your description of the services being provided to PPC for this element, it does not appear that another company or third party has the capability and knowledge that you pose to provide these services to PPC. As such, it is unclear how you have obtained third party pricing for "largely interchangeable" services. Finally, we note that you have not provided this level of service and information to any of your other customers. Please provide us with a comprehensive explanation of the third party pricings you have obtained and how these third party pricings represent "largely interchangeable" services as compared to the services you are providing PPC. Otherwise, it does not appear as though this element meets the requirements in paragraph 9 of EITF 00-21 as a separate unit of account.

For the exclusive rights of first discussion element, it appears from your letters that you are basing the fair value estimate on your costs incurred to conduct research and testing for your compounds plus a profit amount. It is unclear to us why the fair value of this element would equal or be some derivation of the costs you have incurred to develop future compounds. In this regard, please provide us with a more detailed explanation as to what obligations you have to PPC for your future compounds (i.e., are you required under this element to perform certain tests of the compounds that are beyond your normal research and development process for these compounds or are you required only to offer PPC the first opportunity to license the new compounds). Finally, we note that you have not provided an exclusive right of first discussion to any other company. As such, it would appear that such fair value would need to be based on third party prices of largely interchangeable rights. Please provide us with a comprehensive explanation of how you have estimated the fair value of this element and how such process is based on objective and reliable evidence as required by paragraph 16 of EITF 00-21.

2. We note your response to comment 1 in our letter dated January 24, 2008 regarding the estimated fair value of the patent licenses. In this response letter you have now stated that the fair value of the patent licenses was determined using the residual method. We also note that this is the only element for which you have provided to customers on a standalone basis. As such, it appears you may have vendor-specific objective evidence (VSOE) of fair value for this element. Paragraph 12 of EITF 00-21 states, "there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for the delivered item(s). In those cases, the residual method should be used to allocate the arrangement consideration. Under the residual method, the amount of consideration allocated to the delivered item(s) equals the total arrangement consideration less the aggregate fair value of the undelivered item(s)." Based on this guidance, it would appear that the residual method should be used if there is no objective and reliable evidence of the delivered element's fair value. Please tell us your consideration of the guidance in paragraph 12 of EITF 00-21. If you do not believe that this element has VSOE, please provide us with a detailed explanation as to why. Such explanation should include, at a minimum, a list of the fee for each of your current licensing agreements and those that were in existence during each period presented and an explanation as to why each of these licensing agreements are not similar to PPC's licensing agreement.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief